

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via E-mail
Steven P. Nickolas
President
Alkaline Water Company Inc.
7730 E Greenway Road Suite 203
Scottsdale, AZ 85260

> **Re:** **Alkaline Water Company Inc.**
> **Registration Statement on Form S-1**
> **Filed November 27, 2013**
> **File No. 333-192599**

Dear Mr. Nickolas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus to include all information that may not properly be excluded under Rule 430A under the Securities Act of 1933, as amended.

2. Please consistently identify throughout your prospectus the electronic market on which your securities will be quoted. In this regard, we note sometimes you refer to the OTC-BB and other times you refer to the OTC-QB.

3. Please clarify for us whether you intend to use different prices for, on the one hand, the common stock offered in the primary offering and, on the other, the common stock offered in the resale transaction. We may have additional comments after reviewing your response.

<u>Prospectus Summary, page 3</u>

<u>Our Business, page 4</u>

4. Please specifically discuss your auditor's going concern opinion in the summary, risk factors and management's discussion and analysis.

5. We note your disclosure here that your "product is currently at the introduction phase of its life cycle." Please revise your disclosure to provide more detail about the introduction phase of your product. In this regard, we note elsewhere in your prospectus that you disclose that you are distributing the product to some retailers. If this mean because you are in introduction phase that you are offering your product at a discount, paying slotting fees or providing other incentives to retailers to carry your product then please detail these arrangements.

<u>Risk Factors, page 5</u>

<u>We may have undisclosed liabilities and any such liabilities could harm our revenues, business, prospects, financial condition and results of operations, page 6</u>

<u>The audited financial statements included in this prospectus may not accurately reflect the financial condition of The Alkaline Water Company Inc. and its subsidiaries on a consolidated basis, page 6</u>

6. Please either delete these risk factors or tell us why you believe they are appropriate to include in the prospectus.

<u>Description of Securities, page 17</u>
<u>10% Series B Convertible Preferred Stock, page 19</u>

7. We note your disclosure that "upon the occurrence of a triggering event (as such events are described in the Series B Preferred Stock), each…" Please revise to describe the triggering events. Also, we note that the Series B Preferred Stock has a mandatory one year redemption provision. Please add a risk factor discussing the risk, if true, that the offering of shares by you may trigger a mandatory one year redemption. In this regard, we note that in the Use of Proceeds that a 25% redemption would require the company to pay $550,000 to the Series B Preferred Stockholders. Please disclose the redemption amount to be paid to holders in your risk factor. As the amount is based upon a formula for which you may not know all the terms, please include your best estimate. Also, explain to us whether you will have to pay the $550,000 and/or the redemption amount if the Series B Preferred Stockholders convert their preferred stock into common stock. We may have additional comments after reviewing your response.

Description of Business, page 22

8. Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Further, please discuss how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months.

9. We note that on February 20, 2013 you signed a non-binding letter of intent to sell all your issued and outstanding securities to Pubco. Please advise us on the status of this transaction and revise your disclosure as necessary.

Annual Financial Statements, page 30

Note 12 – Subsequent Event, page 40

10. Please provide an update on the $25,000 of additional bridge loan that was issued on April 17, 2013.

Interim Financial Statements, page 41

11. Please revise your filing to provide cumulative financial statements for the period from inception to the latest balance sheet date presented. Please refer to (a)(7) of Article 10 of Regulation S-X along with the guidance in ASC 915-225-45-1.

Selling Shareholders, page 69

12. We note that for each selling shareholder that the number of shares owned by each shareholder is different and less than they are offering for sale. Please revise your disclosure to explain why the numbers of shares are different.

Exhibits

13. Please file the legal opinion in a timely manner so that we may have time to review it before you request that your registration statement become effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director